VF 3-20-03

03012712

AH
4/1/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 17230

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PROCESSED
APR 02 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 212-409-2450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

RECD S.E.C.
MAR 1 3 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
4/1/2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

I further affirm that this financial statement is being made available to all members or allied members of the New York Stock Exchange, Inc.

JOAN D. LEVINE
Notary Public, State of New York
No. 31-5284425
Qualified in New York County
Commission Expires 4/31/06

Notary Public

Signature

Chief Financial Officer
Title

Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.
AND SUBSIDIARIES
(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc. and Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann & Co. Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann & Co. Inc. and subsidiaries as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note C to the consolidated statement of financial condition, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Richard A. Eisner & Company, LLP

New York, New York
February 14, 2003

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 3,534,637
Securities owned, at market value	4,348,134
Due from clearing brokers	10,538,829
Due from Parent and affiliates	125,231
Exchange memberships owned, at acquisition cost (market value $2,897,750)	1,504,625
Furniture, equipment and leasehold improvements, net of accumulated depreciation	8,009,443
Restricted assets	1,054,208
Other assets	1,723,525
	$ 30,838,632
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 1,167,562
Accrued compensation	2,642,017
Accrued expenses and other liabilities	5,167,803
Deferred rent credit	6,588,640
Payable to affiliate	22,707
	15,588,729
Subordinated borrowing	2,500,000
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding	56,000
Capital in excess of par value	68,691,742
Accumulated deficit	(55,997,839)
	12,749,903
	$ 30,838,632

See notes to consolidated statement of financial condition

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION AND BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company"), is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing brokers on a fully disclosed basis. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities.

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent or LTS"), a publicly traded company whose stock trades on the American Stock Exchange under the symbol LTS.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, all of which are wholly owned. One of the Company's subsidiaries, Ladenburg Capital Management Inc. ("LCM") was also a registered broker-dealer in securities. On October 1, 2002, the Company transferred ownership of LCM to its Parent. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company's other subsidiaries primarily provide asset management services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Futures contracts are valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE C - IMPAIRMENT OF GOODWILL

On May 7, 2001, Ladenburg Thalmann Financial Services, Inc. ("LTS"), formerly known as GBI Capital Management Corp., acquired the Company in a transaction accounted for as a reverse acquisition whereby the Company was considered to be the acquirer of LTS. On October 1, 2001, LTS contributed to the Company its investment in Ladenburg Capital Management Inc. ("LCM"), a full-service securities and trading firm (formerly known as GBI Capital Partners Inc.) which was wholly-owned by LTS prior to the acquisition. The contribution was recorded by the Company at LTS's carrying value of $13,564,652 at the date of acquisition. In 2002, the Company has adjusted the amount of the contribution to reflect the purchase price deemed paid by the Company for LTS and, accordingly, has increased the stockholder's equity balance at the beginning of the year by $18,762,215, and recorded goodwill arising from the acquisition of $19,385,215, less accumulated amortization of $623,000.

On January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized. This statement also requires that intangible assets with indefinite lives be tested for impairment as of the date of adoption. Additionally, SFAS 142 requires that goodwill be tested for impairment at the reporting unit level as of the date of adoption.

Prior to January 1, 2002, goodwill and other intangible assets were tested for impairment based on the recoverability of carrying value using undiscounted future cash flows. The new criteria provided in SFAS 142 require the testing of impairment based on fair value.

Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to its reporting units, which differed from the previous accounting rules where goodwill was assigned only to the business of the acquired entity. As a result, a portion of the goodwill generated in the acquisition has been reallocated from LCM to the Company.

For initial application of SFAS 142, an independent appraisal firm was engaged to value the goodwill assigned to the reporting units as of January 1, 2002. The appraiser valued the businesses using a weighted average of each unit's projected discounted cash flow, with a weighted average cost of capital of 17.40%, and a fair market approach (using market comparables for ten companies). The appraiser weighted the discounted cash flow for each unit at 70% and the fair market approach at 30%. The discounted cash flow was based on management's projections of operating results at January 1, 2002. Based on this valuation, no goodwill impairment was indicated, since the fair value of the reporting units was determined to be greater than its carrying value.

Based on the overall market declines in the U.S. equity markets and the conditions prevailing in the broker-dealer industry during 2002, the Company completed an additional impairment review. During this review, the same independent appraisal firm was engaged to value the Company's goodwill as of June 30, 2002. The appraiser valued the businesses using a similar valuation technique using a weighted average cost of capital of 18.50% and management's revised projections of operating results at June 30, 2002. Based on this valuation, an impairment charge of $18,762,000 of goodwill was recorded reflecting overall market declines during 2002.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased as of December 31, 2002 are as follows:

	Securities Owned	Securities Sold, but not yet Purchased
Common stock and warrants	$ 4,123,418	$ 1,167,501
Government and government agency bonds	99,731	61
Municipal obligations	3,019	
Corporate bonds	121,966	
	$ 4,348,134	$ 1,167,562

Most of the securities owned are deposited with the Company's clearing brokers and, pursuant to the agreements, the securities may be sold or re-hypothecated by the clearing brokers.

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2002, the Company had net capital of approximately $3,693,000 which was approximately $2,693,000 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

Subsequent to year end and through February 12, 2003, LTS contributed $2,800,000 to the capital of the Company.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE F - FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

Financial futures contracts provide for the delayed delivery of a financial instrument with the seller agreeing to make delivery at a specified future date, at a specified price. These futures contracts involve elements of market risk which may exceed the amounts recognized in the consolidated statement of financial condition. Risk arises from changes in the values of the underlying financial instruments or indices.

Equity index options give the holder the right to buy or sell a specified number of units of a stock market index, at a specified price, within a specified time and are settled in cash. The Company generally enters into these option contracts in order to reduce its exposure to market risk on securities owned. Credit and market risk arises from the potential inability of the counterparties to perform under the terms of the contracts and from changes in the value of a stock market index. The Company believes it mitigates the market risk of its option positions used for trading purposes because they are generally hedged transactions. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2002 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE G - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2002 were as follows:

Leasehold improvements	$ 7,927,303
Computer equipment	3,680,694
Furniture and fixtures	1,092,838
Other	1,719,787
Total cost	14,420,622
Less accumulated depreciation and amortization	(6,411,179)
	$ 8,009,443

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE H - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space for approximately $1,031,000 per year with annual increases. The sublease expires on August 31, 2009. The leases provide for minimum lease payments, net of lease abatement and exclusive of escalation charges, as follows:

Year Ending December 31,	
2003	$ 4,125,381
2004	4,376,079
2005	4,544,032
2006	4,397,900
2007	4,617,795
Thereafter	41,235,795
	$ 63,296,982

One of the leases obligates the Company to occupy additional space at the landlord's option, which may result in additional lease payments of up to $1,100,000.

Deferred rent credit of $6,588,640 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2002, the Company has utilized a letter of credit in the amount of $1,000,000 which is collateralized by $1,054,208 of the Company's marketable securities and is included in restricted assets on the consolidated statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on December 31, 2006.

[2] Litigation:

The Company is a defendant in litigation and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. In the opinion of management, after consultation with counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE I - INCOME TAXES

The Company accounts for taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2002, the Company had deferred tax assets of approximately $14,200,000 which are primarily due to timing differences, such as accruals which are not currently deductible, unrealized gains and losses on securities transactions, depreciation and amortization and net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2002, the valuation allowance increased by approximately $11,600,000.

At December 31, 2002, the Company and its subsidiaries' share of the consolidated net operating loss carryforwards was approximately $23,400,000 which expire through 2018.

NOTE J - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($11,000 for 2002). The Plan also allows the Company to make matching and/or discretionary contributions.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other brokers and dealers in securities pursuant to clearance agreements. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The clearing operations for the Company's securities transactions are provided by several clearing brokers. At December 31, 2002, substantially all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

NOTE L - SUBORDINATED LIABILITIES

The Company has a $2.5 million junior subordinated revolving credit agreement that matures on October 31, 2004 with its clearing broker under which outstanding borrowings incur interest at LIBOR plus 2%. As of December 31, 2002, $2.5 million was outstanding. The subordinated liability is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE M - EMPLOYEE INCENTIVE PLANS

The Company was a participant in the stock option plan sponsored by its former indirect parent, New Valley Corporation ("New Valley"), that provided for the granting of stock options in New Valley's common stock to certain directors, employees and consultants, at its discretion. On December 20, 2001, New Valley completed the distribution to its shareholders of all the shares of the LTS common stock that it held. As a result of the distribution, all options held by employees of the Company under New Valley's stock option plan terminated on March 22, 2002. The Company is a participant in the Stock Option Plan sponsored by LTS that provides for the granting of stock options in LTS's common stock to certain directors, employees and consultants, at its discretion.

Stock option activity related to options granted by LTS to the Company's employees and related information for the year ended December 31, 2002 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,397,104	$ 3.19
Granted during 2002	2,212,485	.77
Forfeited or expired during 2002	(617,776)	2.02
Exercised during 2002		
Outstanding at December 31, 2002	3,991,813	2.03

The following summarizes information about shares subject to option at December 31, 2002:

Outstanding Options			Options Exercisable	
Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
783,105	$ .60	9.58		
1,200,000	.88	9.33		
15,000	2.13	8.33	5,000	$ 2.13
1,000,000	3.05	8.67	333,333	3.05
593,708	3.00	7.25	558,125	3.00
200,000	4.06	7.00	196,920	4.06
200,000	4.47	2.00	179,016	4.47
3,991,813	2.03		1,272,394	3.38

In 2002, the shareholders of LTS approved the Qualified Employee Stock Purchase Plan ("ESP") which effective in 2003 permits employees of LTS and its subsidiaries to acquire up to 5,000,000 shares of LTS's common stock at a discount of up to 15% below the then current market price. The ESP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2002

NOTE N - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States and differs from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the Securities and Exchange Commission is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Reclassifications	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 99,552	$ 687,385	$ 2,747,700	$ 3,534,637
Securities owned	8,651,547		(4,303,413)	4,348,134
Due from clearing brokers	10,538,828		1	10,538,829
Due from Parent and affiliates		(500,792)	626,023	125,231
Exchange memberships owned	1,504,625			1,504,625
Furniture, equipment and leasehold	8,009,443			8,009,443
Restricted assets			1,054,208	1,054,208
Investments in and receivables from affiliates and subsidiaries	1,007,985		(1,007,985)	
Other assets	2,702,454	62,319	(1,041,248)	1,723,525
	$ 32,514,434	$ 248,912	$ (1,924,714)	$ 30,838,632
LIABILITIES AND STOCKHOLDER'S EQUITY				
Securities sold short	$ 1,167,562			$ 1,167,562
Accrued compensation		$ 180,925	$ 2,461,092	2,642,017
Accrued expenses and other liabilities	16,096,969	45,280	(10,974,446)	5,167,803
Deferred rent credit			6,588,640	6,588,640
Payable to affiliate		22,707		22,707
Subordinated borrowings	2,500,000			2,500,000
Common stock	56,000			56,000
Capital in excess of par value	68,068,742		623,000	68,691,742
Accumulated deficit	(55,374,839)		(623,000)	(55,997,839)
	$ 32,514,434	$ 248,912	$ (1,924,714)	$ 30,838,632